Exhibit 99.1

Scotiabank and CI Financial Corp. Announce Secondary Offering of Common Shares

TORONTO, May 28, 2014 – The Bank of Nova Scotia (“Scotiabank”) (TSX: BNS, NYSE: BNS) and CI Financial Corp. (“CI”) (TSX: CIX) today announced that they have entered into an agreement with a syndicate of underwriters, led by Scotia Capital Inc., RBC Capital Markets and GMP Securities L.P. for a secondary offering (the “Offering”) by Scotiabank, on a bought deal basis, of 72.0 million common shares of CI (the “Common Shares”) at a price of $31.60 per Common Share for gross proceeds of $2,275,200,000. The Offering will not result in an increase in the number of outstanding Common Shares and CI will not receive any of the proceeds from the Offering.

Scotiabank has granted the underwriters an over-allotment option to purchase up to an additional 10.8 million Common Shares at the offering price within 30 days from the date of the closing of the Offering solely to cover over-allotments, if any, and for market stabilization purposes. The maximum gross proceeds raised under the Offering will be $2,616,480,000 should this option be exercised in full. A preliminary short-form prospectus relating to the Offering will be filed with the applicable Canadian securities regulatory authorities no later than June 3, 2014. The Offering is subject to the receipt of all necessary regulatory and stock exchange approvals. Closing is expected to occur on or about June 17, 2014.

If approved, the first dividend which purchasers of the Common Shares are anticipated to be eligible to receive is the dividend anticipated to be paid on July 15, 2014 to shareholders of record on June 30, 2014. CI has confirmed that there is no current intention to change its dividend policy in response to Scotiabank’s monetization plan. Dividends are paid at the discretion of CI’s board and the dividend rate is reviewed from time to time by CI’s board of directors after giving consideration to CI’s cash flow, financial position, net earnings, sales outlook and other relevant factors.

The net proceeds of the Offering will be used by Scotiabank for general corporate purposes. Upon completion of the Offering, Scotiabank will own approximately 32.6 million Common Shares, or approximately 11.4% of the issued and outstanding Common Shares of CI (approximately 7.7% if the over-allotment option is exercised in full). CI and Scotiabank have agreed, subject to certain conditions, not to sell any additional Common Shares for a period of 60 days and 180 days, respectively, following closing of the Offering.

Scotiabank is pleased with its investment in CI. The strong performance of CI’s business has allowed Scotiabank to monetize a portion of its holdings, while continuing to maintain a meaningful investment in CI. Scotiabank will continue to regularly assess its remaining investment in CI.

“There continues to be an important product relationship between Scotiabank and CI, with CI sub-advising on $2.3 billion of mutual fund product with access to Scotiabank’s various distribution channels. Scotiabank will continue to seek additional avenues with which to grow this important relationship with CI,” said James O’Sullivan, Scotiabank Executive Vice-President, Global Asset Management.

Scotiabank expects to record a pre-tax gain of approximately $380 million in the third quarter of fiscal 2014 (approximately $440 million if the over-allotment option is exercised in full). The transaction is expected to increase Scotiabank’s Common Equity Tier 1 ratio by approximately 80 basis points (approximately 110 bps if the over-allotment option is exercised in full).

The Offering is only being made by short form prospectus. Copies of the short form prospectus may be obtained from any of the underwriters of the Offering. Investors should read the short form prospectus before making an investment decision. There will not be any sale of the securities being offered until a receipt for the (final) short form prospectus has been issued.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This media release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any offer, solicitation or sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

This press release contains forward-looking statements with respect to CI and Scotiabank, including in respect of their business operations, strategy and financial performance and condition. Although management of CI and Scotiabank believe that the expectations reflected in such forward-looking statements pertaining to it are reasonable, such statements involve risks and uncertainties. Wherever possible, words such as “anticipate”, “believe”, “expects”, “intend” and similar expressions have been used to identify the forward-looking statements, which, without limitation, include those statements related to the Offering, the over-allotment option, eligibility for and payment of dividends of CI, Scotiabank’s use of proceeds from the Offering, Scotiabank’s analysis of its investment in CI and the impact of the Offering on Scotiabank. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time. These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. For additional information with respect to certain of these risks or factors, reference should be made to the CI and Scotiabank disclosure materials filed from time to time with Canadian securities regulatory authorities. CI and Scotiabank disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as required by applicable securities laws.

ABOUT CI FINANCIAL CORP.

CI Financial Corp. (TSX: CIX) is an independent, Canadian-owned wealth management company. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.cifinancial.com.

ABOUT SCOTIABANK

Scotiabank is a leading financial services provider in over 55 countries and Canada’s most international bank. Through our team of more than 86,000 employees, Scotiabank and its affiliates offer a broad range of products and services, including personal and commercial banking, wealth management, corporate and investment banking to over 21 million customers.

With assets of $792 billion (as at April 30, 2014), Scotiabank trades on the Toronto (BNS) and New York Exchanges (BNS). Scotiabank distributes the Bank’s media releases using Marketwired. For more information please visit www.scotiabank.com.

FOR MORE INFORMATION

Media: William T. Holland, CI Financial Corp., 416-364-1145

Media: Diane Flanagan, Scotiabank, 416-933-2176, diane.flanagan@scotiabank.com

Investors: William T. Holland, CI Financial Corp., 416-364-1145

Investors: Peter Slan, 416 933-1273, peter.slan@scotiabank.com

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